News Release

RESIN SYSTEMS ANNOUNCES APPOINTMENT OF CHIEF FINANCIAL OFFICER

Edmonton, Alberta, August 29, 2005: Resin Systems Inc. (RS - TSX Venture / RSSYF - OTCBB), a composite material products technology company ("RS"), is pleased to announce that Robert Schaefer, C.A., has been appointed Chief Financial Officer of RS.

Mr. Schaefer is a Chartered Accountant with more than a decade of experience in senior financial positions with publicly-traded and privately-owned companies where he has been responsible for new business development, strategic initiatives and complex divestitures.  Mr. Schaefer's most recent position was Vice President, Business Development with ENMAX Corporation where he was responsible for growth initiatives for a local electricity distribution company with interests in transmission, wind power generation, and wholesale/retail energy businesses in Alberta.  Prior to that, he served as Chief Financial Officer of Pan-Alberta Gas Ltd., where he was responsible for all financial functions, new business development and the transportation portfolio for the second largest Canadian exporter of gas.  He led strategic initiatives for Pan-Alberta Gas Ltd., including the successful divestiture of business from TransCanada PipeLines Limited to a consortium of over 400 oil and gas producers and later, the divestiture to Southern Company.   Mr. Schaefer holds a Bachelors Degree in Commerce from the University of Calgary and is a member of the Institute of Chartered Accountants of Alberta.

"Robert is a highly capable and experienced executive with a strong track record in dealing with complex financial issues," said Greg Pendura, Chairman, President and Chief Executive Officer of RS. "We look forward to benefiting from his experience and leadership in successfully growing companies."

In connection with Mr. Schaefer's appointment as Chief Financial Officer, RS has agreed, subject to receipt of applicable regulatory approval, to grant Mr. Schaefer 150,000 share options to purchase common shares of RS at an exercise price of $1.77 per share, and vesting as to one-third thereof on each of the first, second and third anniversaries of the date of grant, exercisable for a period of five years.

About RS

RS operates in the composite material products marketplace and provides engineered solutions that are developed with its proprietary input materials, equipment and processes.  The foundation of these solutions is based on the company's patented polyurethane Version™ resin system.  RS is continuously building on this foundation through additional patent pending and trade secret knowledge.  The company's engineered solutions are developed and implemented in three distinct technology platforms, one of which is filament winding, which has resulted in the development and production of the RStandard™ modular composite utility pole. RS is in the process of commercializing the RStandard™ for sale to power utility companies both domestically and internationally.  For the latest on the company's developments, click on 'Latest News' on www.grouprsi.com.

"Version" and "RStandard" are trademarks of Resin Systems Inc.

For more information please contact:

Greg Pendura

 Jennifer Handshew / Joe Gallo

President and Chief Executive Officer

Public Relations

Resin Systems Inc.

KCSA

Ph: (780) 482-1953

Ph: (212) 896-1272 / (212) 896-1269

Fax: (780) 452-8755

Email:  gregp@grouprsi.com

Email:  jhandshew@kcsa.com / jgallo@kcsa.com

www.grouprsi.com

www.kcsa.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This release is available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.